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15027183

SECURITI SION

SEC MAIL PROCESSING SECTION RECEIVED JUN 15 2015 WASH., D.C. 196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-40330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/14** (MM/DD/YY) AND ENDING **3/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MC Asset Management Americas, Ltd.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

6 Landmark Square, 6th Floor

(No. and street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Venkat Rao **203-326-6841**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC Asset Management Americas, Ltd., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

MARGARET ANN CRENNAN
Notary Public, State of Connecticut
My Commission Expires May 31, 2019

MC ASSET MANAGEMENT AMERICAS, LTD.
(SEC ID No. 8-40330)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MC Asset Management Americas, Ltd.

We have audited the accompanying statement of financial condition of MC Asset Management Americas, Ltd. (the "Company") as of March 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MC Asset Management Americas, Ltd as of March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 12, 2015

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of MC Asset Management Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

Assets

Cash and cash equivalents	$	1,394,345
Receivables from affiliates		472,138
Taxes receivable		24,840
Property, equipment and leasehold improvements, net		2,582
Other assets		209,516
Total assets	$	2,103,421

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	523,178
Payables to affiliates		4,917
Total liabilities		528,095
Stockholder's equity:		
Common stock, par value $10,000 per share (500 shares authorized, 206 shares issued and outstanding)		2,060,000
Additional paid-in-capital		2,577,367
Accumulated deficit		(3,062,041)
Net stockholder's equity		1,575,326
Total liabilities and stockholder's equity	$	2,103,421

The accompanying notes are an integral part of the statement of financial condition.

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of MC Asset Management Holdings, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2015

Note 1 – Organization and nature of business

MC Asset Management Americas, Ltd. (the "Company"), is a wholly owned subsidiary of MC Asset Management Holdings, LLC ("MCAMH"), a U.S. Limited Liability Corporation which is a wholly owned subsidiary of MC Asset Management Holdings, Inc. ("MCAM"), a U.S. Corporation, which is a wholly owned subsidiary of Mitsubishi Corporation ("MC"), an entity incorporated in Tokyo, Japan. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company acts as a private placement agent for MCAMH, a registered investment advisor and other affiliated and non-affiliated companies. The company is also organized to provide investment banking, merger and acquisition advice to affiliated companies and clients however did not provide any of these services for the fiscal year. The company does not carry securities accounts for clients and does not receive or hold securities or funds of clients.

Based on its liquidity at any given time, the Company's ability to meet its working capital and minimum regulatory capital requirements may be dependent on its access to funding from the Parent. MCAMH has agreed to provide the Company additional capital, as necessary, to ensure the Company is able to meet its working capital needs and minimum regulatory requirements for a reasonable period of time.

Note 2 – Significant accounting policies

Basis of accounting and use of estimates

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America which require management to make estimates that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition

The Company provides consulting services for certain projects on behalf of affiliates and others which have retainer fees, which are recognized as income when earned. The Company earns private placement agent fees from the offer and sale in private placements of securities issued by private investment funds which are based on a percentage of the amount committed and recognized under the terms of the Placement Agent Agreements. The Company also earns sales fees and retainer fees from the offer and sale in private placements of securities issued by private investment funds managed by affiliates. The retainer fees are based on net assets under management and are recognized as income when earned. The sales fees are based on a percentage of the net management fees received by the affiliate and are recognized when earned by the management company.

Note 2 – Significant accounting policies (cont'd)

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives of three to seven years, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Income taxes

The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740-10, *Income Taxes*. Federal, state and local income taxes have been calculated on a separate company basis. The Company files separate state and local income tax returns except for the state of Illinois which is included in the Mitsubishi Corporation (Americas) ("MCA") affiliated group combined state tax filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC Topic 740-10. Under that guidance, the Company assesses the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties, if any, related to the unrecognized tax benefits in income tax expense. See Note 6 for additional information.

Fair value of financial instruments

Financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

Cash and cash equivalents

The Company maintains all its cash balances at a major financial institution. Accounts at the financial institution are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. Cash equivalents are highly liquid time deposits with maturities of 90 days or less.

Note 2 – Significant accounting policies (cont'd)

Accounting development updates

ASU 2014-15 - In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and the related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The guidance is effective for annual periods ending after December 15, 2016, early adoption is permitted. The Company is currently assessing the impact of the adoption of this update on the Company's statement of financial condition, or disclosures thereto.

ASU 2014-09 – In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 provides amendments to ASC No. 605, "Revenue Recognition", and creates ASC No. 606, "Revenue from Contracts with Customers", which changes the requirements for revenue recognition and amends the disclosure requirements. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, for annual periods beginning after December 15, 2016, with early adoption not permitted. The Company is currently assessing the impact of the adoption of this update on the Company's statement of financial condition, or disclosures thereto.

Note 3 - Related party transactions

The Company provides consulting services to Mitsubishi International Corporation ("MIC"), MC Capital Inc., a related entity, and other affiliates.

Effective July 31, 2014, certain, advisory, consulting and corporate service agreements with affiliated companies were terminated or amended.

At March 31, 2015, receivables from affiliates primarily included billings for placement fees and reimbursements for expenses totaling $472,338. Payables to affiliates, which were comprised primarily of reimbursements for expenses, totaled $4,917.

Note 3 - Related party transactions (cont'd)

For the year ended March 31, 2015, pursuant to Intercompany Expense Sharing agreements with MCAMH that cover use of space, utilities, telephone, office supplies and shared employees.

See Note 8 for lease disclosure.

Note 4 - Property, equipment and leasehold improvements

Property, equipment and leasehold improvements at March 31, 2015 are as follows:

Office equipment	$	17,774
Less: accumulated depreciation and amortization		15,193
Equipment, net	$	2,582

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at March 31, 2015.

Note 6 - Income taxes

MCAM will file a consolidated federal income tax return which will include the results of the Company for the period ended March 31, 2015. The Company has taxes receivable related to state and local taxes of $24,840 which is included on the statement of financial condition.

The Company had no gross unrecognized tax benefits as of April 1, 2014 and had no changes in its gross unrecognized tax benefits as a result of tax positions taken during the current or prior periods for the year ended March 31, 2015.

A deferred tax asset of $1,310,404 as of March 31, 2015 has been fully reserved due to the expectation that it cannot be utilized in the near future.

The consolidated federal income tax returns filed by MIC (the former parent) which include the results of the Company are under examination by United States federal income tax authorities for the fiscal years ended March 31, 2012 and March 31, 2011. The Company is no longer subject to state and local income tax examinations by tax authorities for years prior to March 31, 2011.

Note 7 – Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Revenue is principally derived from one affiliate and as a result, the Company has a concentration of revenue and affiliate receivables. .

The Company maintains all its cash balances at a major financial institution. Accounts at the financial institution are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Note 8 – Commitments, contingencies, guarantees and indemnifications

In the normal course of business, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. The company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provision is adjusted when there is more information available or when an event occurs requiring a change. The Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications as of March 31, 2015.

On August 1, 2014, the Company moved its main office from New York to Connecticut. As a result of the move, the New York rental sub-lease agreement was assigned to MCA. There are no future rental commitments for the New York and Connecticut offices.

The Company also operates three branch offices outside of Connecticut and is party to lease agreements for two of the branches both of which require 60 days advance notice prior to the expiration of the term.

Future minimum rental commitments related to the three branch offices are as follows:

Year ended March 31:	
2016	$ 23,437
2017 & thereafter	-
	$ 23,437

Note 9 – Fair value of financial assets and liabilities

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

		March 31, 2015		
	Carrying	Estimated Fair Value		
	Amount	Level I	Level II	Level III
Financial Assets				
Cash and cash equivalents	$1,394,345	$1,394,345		
Receivables from affiliates	472,138		$472,138	
Taxes Receivable	24,840		24,840	
Financial Liablilities				
Accounts payable and accrued expenses	$523,178		$523,178	
Payables to affiliates	4,917		4,917	

Note 10 - Net capital requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $866,250 which was $831,044 in excess of its required net capital of $35,206. The Company's aggregate indebtedness to net capital ratio was .61 to 1. The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i).

Note 11 – Prior year accumulated deficit adjustment

Subsequent to the issuance of the Company's March 31, 2014 statement of financial condition, the Company's management determined that adjustments in accounting were required to reflect a correction made for prior period accrual of expenses. As a result, accumulated deficit and net stockholder's equity as of March 31, 2014 has been restated from amounts previously reported to reflect the impact of prior period adjustments. These adjustments resulted in an increase of accumulated deficit and decrease in net stockholder's equity of $63,965.

Note 12 – Subsequent events

The Company has performed an evaluation of subsequent events through the date the statement of financial condition is available to be issued.

Effective April 30, 2015, certain retainer agreements with affiliated companies were terminated. Effective May 1, 2015, the Company entered into a new retainer agreement with an affiliated company.